SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Rule 13e-4)

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934
(Amendment No. 12 – Final Amendment)

CREDIT SUISSE GROUP

(Name of Subject Company (Issuer))

CREDIT SUISSE GROUP

(Name of Filing Person (Issuer and Offeror))

Options to Purchase Common Stock, Par Value CHF 1 Per Share
(Title of Class of Securities)

225401108
(CUSIP Number of Class of Securities)
(American Depositary Shares Representing Shares)

Philip K. Ryan
Chief Financial Officer
Credit Suisse Group
Paradeplatz 8
8070 Zurich
Switzerland
(41-1) 333 1111
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

Copy to:
Linda E. Rappaport, Esq.
Shearman & Sterling LLP
599 Lexington Avenue
New York, New York 10022-6069
(212) 848-4000

[_]	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: N/A	Filing Party: N/A
Form or Registration No.: N/A	Date Filed: N/A

[_]	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[_]	third party tender offer subject to Rule 14d-1.

[X]	issuer tender offer subject to Rule 13e-4.

[_]	going-private transaction subject to Rule 13e-3.

[_]	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer.  [X]

Item 1 – Summary Term Sheet, and Item 4 – Terms of the Transaction
Item 12. Exhibits.
SIGNATURE
EXHIBIT INDEX
FORM OF E-MAIL RE: OPTION REDUCTION PROGRAM
E-MAIL RE: OPTION REDUCTION PROGRAM EXPIRATION

     This Amendment No. 12 amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission (the “SEC”) on August 6, 2003, as amended by Amendment No. 1 to the Tender Offer Statement on Schedule TO filed with the SEC on August 8, 2003, Amendment No. 2 to the Tender Offer Statement on Schedule TO filed with the SEC on August 18, 2003, Amendment No. 3 to the Tender Offer Statement on Schedule TO filed with the SEC on August 18, 2003, Amendment No. 4 to the Tender Offer Statement on Schedule TO filed with the SEC on August 19, 2003, Amendment No. 5 to the Tender Offer Statement on Schedule TO filed with the SEC on August 21, 2003, Amendment No. 6 to the Tender Offer Statement on Schedule TO filed with the SEC on August 27, 2003, Amendment No. 7 to the Tender Offer Statement on Schedule TO filed with the SEC on August 28, 2003, Amendment No. 8 to the Tender Offer Statement on Schedule TO filed with the SEC on September 2, 2003, Amendment No. 9 to the Tender Offer Statement on Schedule TO filed with the SEC on September 3, 2003, Amendment No. 10 to the Tender Offer Statement on Schedule TO filed with the SEC on September 5, 2003 and Amendment No. 11 to the Tender Offer Statement on Schedule TO filed with the SEC on September 8, 2003 (as so amended, the “Schedule TO”), by Credit Suisse Group, a corporation organized under the laws of Switzerland (the “Company”).

     The Schedule TO relates to an offer by the Company to certain eligible employees, as defined in the Offer to Exchange, dated August 6, 2003, which is attached to the Schedule TO as Exhibit (a)(1) (the “Offer to Exchange”), to exchange their outstanding eligible vested options to purchase shares of the Company’s common stock, par value CHF 1 per share (the “Shares”), originally granted under the eligible plans (as defined in the Offer to Exchange) on or after December 31, 1999, with an exercise price equal to or greater than CHF 30, for (A) if the exercise price of the eligible options is equal to or greater than CHF 60, any of the following: (i) new options (the “New Options”) to purchase Shares with an exercise price that is 10% above the closing price of the Shares on the close of business on the SWX Swiss Exchange on September 5, 2003, (ii) the right to receive Shares on a specified date in the future (the “Phantom Shares”) or (iii) a 50/50 combination of New Options and Phantom Shares, or (B) if the exercise price of the eligible options is equal to or greater than CHF 30 and less than CHF 60, Phantom Shares.

     The New Options and Phantom Shares will be granted upon the terms and subject to the conditions described in the Offer to Exchange, as amended, and the acceptance letter, a form of which is attached to the Schedule TO as Exhibit (a)(5).

     On September 10, 2003, the Company sent an e-mail to certain employees eligible to participate in the Option Reduction Program regarding their elections in the exchange offer. A copy of the form of this e-mail is attached hereto as Exhibit (a)(25) and is incorporated herein by reference.

     On September 10, 2003, the Company sent an e-mail to all employees eligible to participate in the Option Reduction Program regarding the expiration of the exchange offer and the results of the exchange offer. A copy of this e-mail is attached hereto as Exhibit (a)(26) and is incorporated herein by reference.

Item 1 – Summary Term Sheet, and
Item 4 – Terms of the Transaction

     Items 1 and 4 of the Schedule TO, which incorporate by reference the information contained in the Offer to Exchange, as amended, are hereby amended and supplemented by adding thereto the following:

     “The exchange offer expired at 12:00 Midnight, New York City time, on September 9, 2003. The Company has accepted the tendered eligible options for exchange pursuant to the terms and subject to the conditions of the Offer to Exchange, as amended.

     Results indicate that 66,370,192 options were tendered for exchange representing approximately 75% of the options that were eligible to be tendered in the exchange offer. 4,312,320 (6.5%) of the tendered options were tendered for new options and 62,057,872 (93.5%) of the tendered options were tendered for phantom/blocked registered shares.

     The exercise price of the new options is CHF 50.55, which is 10% above the closing price of the Company’s shares as of the close of business on the SWX Swiss Exchange on September 5, 2003.”

Item 12. Exhibits.

     Item 12 of the Schedule TO is hereby amended by adding the following exhibits thereto:

(a)(25)	Form of e-mail, dated September 10, 2003, sent by Credit Suisse Group to certain employees eligible to participate in the Option Reduction Program regarding their elections in the exchange offer.

(a)(26)	E-mail, dated September 10, 2003, sent by Credit Suisse Group to all employees eligible to participate in the Option Reduction Program regarding the expiration of the exchange offer and the results of the exchange offer.

SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

CREDIT SUISSE GROUP
/s/ Philip K. Ryan

Philip K. Ryan Chief Financial Officer
Date: September 10, 2003

EXHIBIT INDEX

Exhibit
No.	Description

(a)(1)	Offer to Exchange, dated August 6, 2003.[1]
(a)(2)	Cover Letter to the Offer to Exchange, dated August 6, 2003, for Paper-Only Participants.[1]
(a)(3)	Cover E-Mail to the Offer to Exchange, dated August 6, 2003, for Confidential Electronic System Participants.[1]
(a)(4)	Cover Letter to the Offer to Exchange, dated August 6, 2003, for Swiss Employees.[1]
(a)(5)	Form of Acceptance Letter (incorporated herein by reference to Schedule E of the Offer to Exchange which is attached to the Schedule TO filed by Credit Suisse Group on August 6, 2003 as Exhibit (a)(1)).
(a)(6)	Form of Withdrawal Letter (incorporated herein by reference to Schedule F of the Offer to Exchange which is attached to the Schedule TO filed by Credit Suisse Group on August 6, 2003 as Exhibit (a)(1)).
(a)(7)	Credit Suisse Group’s Annual Report on Form 20-F for the year ended December 31, 2002, previously filed with the SEC on March 27, 2003 and incorporated herein by reference except we do not incorporate by reference the portions of Credit Suisse Group’s Annual Report 2002, portions of which are incorporated by reference in the Annual Report on Form 20-F, as set forth in “Section 20. Additional Information” of the Offer to Exchange, which is attached to the Schedule TO filed by Credit Suisse Group on August 6, 2003 as Exhibit (a)(1).
(a)(8)	Credit Suisse First Boston Presentation: Review of Changes in Compensation Structure, dated August 6, 2003.[1]
(a)(9)	Transcript, dated August 7, 2003, of Credit Suisse First Boston Presentation: Review of Changes in Compensation Structure, dated August 6, 2003.[2]
(a)(10)	E-mail reminder to eligible employees who received the Offer to Exchange electronically.[3]
(a)(11)	Transcript, dated August 14, 2003, of the question and answer portion of the Credit Suisse First Boston managing director quarterly meeting.[4]
(a)(12)	KPMG tax presentation to Australian employees of Credit Suisse Group:
Credit Suisse First Boston Option Exchange, dated August 15, 2003.[4]
(a)(13)	Cover letter to be distributed to eligible employees of Credit Suisse Group in Japan on August 19, 2003 regarding the filing of a registration statement in Japan on August 18, 2003.[4]
(a)(14)	Guide to Issues in Japan to be distributed to eligible employees of Credit Suisse Group in Japan on August 19, 2003 in connection with the filing of a registration statement by

[1]	Previously filed with the Schedule TO filed by Credit Suisse Group on August 6, 2003.

[2]	Previously filed with Amendment No. 1 to the Schedule TO filed by Credit Suisse Group on August 8, 2003.

[3]	Previously filed with Amendment No. 2 to the Schedule TO filed by Credit Suisse Group on August 18, 2003.

[4]	Previously filed with Amendment No. 3 to the Schedule TO filed by Credit Suisse Group on August 18, 2003.

Credit Suisse Group in Japan on August 18, 2003.[4]
(a)(15)	Cover letter, dated August 21, 2003, to eligible employees who received the Offer to Exchange by paper.[5]
(a)(16)	Cover letter, dated August 21, 2003, to eligible employees who received the Offer to Exchange electronically.[5]
(a)(17)	Letter, dated August 27, 2003, to eligible Japanese employees regarding the effectiveness of the Japanese securities registration statement.[6]
(a)(18)	Reminder letter, dated August 28, 2003, sent by Credit Suisse Group to employees eligible to participate in the Option Reduction Program.[7]
(a)(19)	Reminder letter, dated August 28, 2003, sent by Credit Suisse Group to employees eligible to participate in the Option Reduction Program who reside in Switzerland.[7]
(a)(20)	E-mail regarding incentive stock options, dated September 2, 2003, sent by Credit Suisse Group to eligible employees who hold incentive stock options and are eligible to participate in the Option Reduction Program.[8]
(a)(21)	E-mail regarding certain tax consequences, dated September 3, 2003, sent by Credit Suisse Group to participants in the Offer who are subject to tax in Switzerland.9
(a)(22)	E-mail regarding the final exchange ratios, dated September 5, 2003, sent by Credit Suisse Group to employees eligible to participate in the Option Reduction Program.[10]
(a)(23)	E-mail regarding confirmation of the final exchange ratios, dated September 5, 2003, sent by Credit Suisse Group to employees eligible to participate in the Option Reduction Program.[11]
(a)(24)	E-mail reminder, dated September 8, 2003, sent by Credit Suisse Group to employees eligible to participate in the Option Reduction Program.[11]
(a)(25)	Form of e-mail, dated September 10, 2003, sent by Credit Suisse Group to certain employees eligible to participate in the Option Reduction Program regarding their elections in the exchange offer.
(a)(26)	E-mail, dated September 10, 2003, sent by Credit Suisse Group to all employees eligible to participate in the Option Reduction Program regarding the expiration of the exchange offer and the results of the exchange offer.
(d)(1)	Credit Suisse Group International Share Plan.[1]
(d)(2)	Credit Suisse Group Swiss Share Plan.[1]
(d)(3)	Credit Suisse Group Management Performance Plan International.[1]
(d)(4)	Credit Suisse Group Management Performance Plan Switzerland.[1]
(d)(5)	Credit Suisse Group Stock Plan 2001 for Credit Suisse Hottinguer.[1]

[5]	Previously filed with Amendment No. 5 to the Schedule TO filed by Credit Suisse Group on August 21, 2003.

[6]	Previously filed with Amendment No. 6 to the Schedule TO filed by Credit Suisse Group on August 27, 2003.

[7]	Previously filed with Amendment No. 7 to the Schedule TO filed by Credit Suisse Group on August 28, 2003.

[8]	Previously filed with Amendment No. 8 to the Schedule TO filed by Credit Suisse Group on September 2, 2003.

[9]	Previously filed with Amendment No. 9 to the Schedule TO filed by Credit Suisse Group on September 3, 2003.

[10]	Previously filed with Amendment No. 10 to the Schedule TO filed by Credit Suisse Group on September 5, 2003.

[11]	Previously filed with Amendment No. 11 to the Schedule TO filed by Credit Suisse Group on September 8, 2003.

(d)(6)	Donaldson, Lufkin & Jenrette, Inc. 1996 Stock Option Plan.[1]
(d)(7)	Form of New Option Grant Letter pursuant to the Credit Suisse Group International Share Plan (incorporated herein by reference to Schedule J of the Offer to Exchange which is attached to the Schedule TO filed by Credit Suisse Group on August 6, 2003 as Exhibit (a)(1)).
(d)(8)	Form of New Option Grant Letter pursuant to the Credit Suisse Group Swiss Share Plan (incorporated herein by reference to Schedule M of the Offer to Exchange which is attached to the Schedule TO filed by Credit Suisse Group on August 6, 2003 as Exhibit (a)(1)).
(d)(9)	Form of New Phantom Share Grant Letter pursuant to the Credit Suisse Group International Share Plan (incorporated herein by reference to Schedule K of the Offer to Exchange which is attached to the Schedule TO filed by Credit Suisse Group on August 6, 2003 as Exhibit (a)(1)).
(d)(10)	Form of Blocked Registered Share Grant Letter pursuant to the Credit Suisse Group Swiss Share Plan (incorporated herein by reference to Schedule L of the Offer to Exchange which is attached to the Schedule TO filed by Credit Suisse Group on August 6, 2003 as Exhibit (a)(1)).